Mail Stop 3561

October 21, 2009

Geoff A. Jones
Vice President and Chief Financial Officer
Trico Marine Services, Inc.
10001 Woodloch Forest Drive, Suite 610
The Woodlands, Texas 77380

Re: Trico Marine Services, Inc.
File No. 001-33402
Form 10-K: For the Fiscal Year Ended December 31, 2008

Dear Mr. Jones:

We have reviewed your response letter dated October 12, 2009 and have the following comment. Unless otherwise indicated, we believe you should revise future filings in response to this comment. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We have also asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comment via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended December 31, 2008

Item 8. Financial Statements and Supplementary Data

Note 5. Long Term Debt , page 79

1. We note your response to our prior comments 9 and 10. Please supplementally provide us with a detailed analysis of your accounting for the two separate debentures under the applicable accounting literature, including a full analysis under ETIF 00-19. Additionally, please specifically address how the conversion features works, and provide an example to the extent that it would be helpful. Please tell us what consideration was given to the requirement to settle in registered shares and how it impacted your accounting treatment.

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You may contact Aamira Chaudhry at 202-551-3389 with any questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief